Exhibit 99.1

Silicon Motion Announces Annual Dividend Increase

TAIPEI, Taiwan and MILPITAS, Calif., October 25, 2021 –Silicon Motion Technology Corporation (NasdaqGS: SIMO)(“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices, announces today its annual cash dividend of $2.00 per ADS, a 43% increase from the $1.40 per ADS declared in 2020.

Following two years of strong financial performance, the Board has decided to increase its annual dividend payment to $2.00 per ADS1,2 which will be paid in four quarterly installments of $0.50 per ADS3 according to the following anticipated record and payment dates:

Record Date	Payment Date
November 10, 2021	November 24, 2021
February 14, 2022	February 25, 2022
May 12, 2022	May 26, 2022
August 11, 2022	August 25, 2022

The Company’s depository bank’s DR books will be closed for issuance and cancellation on each of the record dates.

“Since we have significantly increased our revenue and cash flow generation and our business outlook continues to remain favorable, our Board has decided to increase our annual dividend,” said Wallace Kou, President and CEO of Silicon Motion.

The payment of the annual dividend to be paid in quarterly installments will be made according to the anticipated record and payment dates unless subsequently changed by the Board. The declaration and payment of future cash dividends is subject to the Board’s continuing determination that the payment of dividends is in the best interests of the Company’s shareholders and is in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

[1]	One ADS is equivalent to four ordinary shares.
[2]	$2.00 per ADS is equivalent to $0.50 per ordinary share.
[3]	$0.50 per ADS is equivalent to $0.125 per ordinary share.

ABOUT SILICON MOTION:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with the ongoing global outbreak of COVID-19; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2021. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director of IR and Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com